February 24, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Zimmer Biomet Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2022 under Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Zimmer Biomet Holdings, Inc. has included a disclosure involving limited and lawful dealings with the Federal Security Service of Russia in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on February 24, 2023.

Sincerely,

/s/ Chad F. Phipps
Chad F. Phipps

Senior Vice President, General Counsel and Secretary

Zimmer Biomet

345 East Main Street

Warsaw, Indiana 46580

United States of America